SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 FORM T-3


                 APPLICATION FOR QUALIFICATION OF INDENTURE
                   UNDER THE TRUST INDENTURE ACT OF 1939


                            SUNBEAM CORPORATION
                            (Name of Applicant)

                        2381 Executive Center Drive
                         Boca Raton, Florida 33431
                  (Address of Principal Executive Offices)

                     SECURITIES TO BE ISSUED UNDER THE
                         INDENTURE TO BE QUALIFIED


            TITLE OF CLASS                              AMOUNT
          11% Senior Secured                      Up to $353,422,000
     Subordinated Notes due 2011        aggregate principal amount at maturity

        Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.


NAME AND ADDRESS OF AGENT FOR SERVICE:       WITH COPIES SENT TO:
Steven R. Isko, Esq.                         J. Gregory Milmoe, Esq.
Sunbeam Corporation                          Skadden, Arps, Slate, Meagher & Flom LLP
Senior Vice President and General Counsel    Four Times Square
2381 Executive Center Drive                  New York, New York 10036
Boca Raton, Florida 33431





1.      GENERAL INFORMATION

               (a)    The applicant is a corporation.

               (b) The applicant was organized under the laws of the State of Delaware.

2.      SECURITIES ACT EXEMPTION APPLICABLE

        Pursuant to the Offering Circular, dated July 11, 2000 (the "Offering Circular"), a copy of which is filed as Exhibit T3E(1) hereto, and the related Letter of Transmittal, a copy of which is filed as Exhibit T3E(2) hereto (which, together with the Offering Circular, constitutes the "Exchange Offer"), Sunbeam Corporation ("Sunbeam" or the "Applicant" ) has proposed to issue up to $348,422,000 aggregate principal amount at maturity of 11% Senior Secured Subordinated Notes due 2011 (the "Secured Notes"), to be issued by Sunbeam under the indenture to be qualified hereby, and up to an aggregate of 34,238,000 newly issued, fully paid and nonassessable shares of common stock, par value $.01 per share, of Sunbeam ("Sunbeam Common Stock") in exchange for the entire aggregate principal amount at maturity ($2,014,000,000) of Sunbeam's outstanding Zero Coupon Convertible Senior Subordinated Debentures due 2018 (the "Zero Debentures"). Subject to the terms and conditions of the Exchange Offer, Sunbeam will issue $173.00 principal amount at maturity of Secured Notes ($149.06 principal amount at issuance) and 17 shares of Sunbeam Common Stock for each $1,000 principal amount at maturity of Zero Debentures that are properly tendered and not withdrawn pursuant to the Exchange Offer.

        As the Secured Notes are proposed to be offered for exchange by Sunbeam with its existing securityholders exclusively and solely for outstanding securities of Sunbeam, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof. Other than certain shares of Sunbeam Common Stock issuable to the lenders under Sunbeam's senior credit agreement, as described in the section of the Offering Circular captioned "The Exchange Offer - Agreements Relating to Sunbeam Securities - Senior Credit Agreement Amendment," there have not been, and there will not be, any sales of the Secured Notes or Sunbeam Common Stock made by Sunbeam (other than sales pursuant to the Exchange Offer) or by or through an underwriter at or about the same time as the Exchange Offer. No consideration has been, or will be given, directly or indirectly, to any broker, dealer, salesman, or other person for soliciting exchanges of the Zero Debentures. Sunbeam has appointed American Stock Transfer & Trust Company (the "Exchange Agent") as the Exchange Agent in connection with the Exchange Offer and MacKenzie Partners, Inc. (the "Information Agent") as the Information Agent in connection with the Exchange Offer. Sunbeam has agreed to reimburse the Exchange Agent and the Information Agent for their reasonable out-of-pocket expenses in connection therewith and to indemnify the Exchange Agent and the Information Agent against any losses or claims incurred without negligence or bad faith on the part of the Exchange Agent or the Information Agent, respectively, in connection with their respective duties relating to the Exchange Offer. In addition, Sunbeam will pay remuneration to its financial, legal, and accounting advisors for the provision of advisory, legal and accounting services, respectively. No holder of the outstanding Zero Debentures has made or will be requested to make any cash payment to Sunbeam in connection with the Exchange Offer.



                                AFFILIATIONS

3.      AFFILIATES

        Sunbeam, directly or indirectly, owns 100% of the voting stock of each of the following entities:

        1.     Montey Corporation
        2.     Sunbeam Americas Holdings, Ltd.
        3.     Sunbeam (Uruguay) S.A.
        4.     Magnetics and Electronics, Inc.
        5.     Allegheny International Exercise, Co.
        6.     Chemetron Corporation
        7.     Eliskim, Inc.
        8.     Infoswitch, Inc.
        9.     Temrac Company
        10.    Montey Credit Corporation
        11.    GHI I, Inc.
        12.    Vero Dunes Venturer, Inc.
        13.    Sunbeam Corporation (Canada) Ltd.
        14.    Al Realty Marketing of New York
        15.    Sunbeam A.G.
        16.    The Wallingford Insurance Co., Ltd.
        17.    Integrated Specialties, Inc.
        18.    New Bra-Con Industries, Inc.
        19.    Aparatos Electricos de Saltillo S.A. de C.V.
        20.    Sunbeam Products, Inc.
        21.    Northern Blankets Ltd.
        22.    Woodshaft, Inc.
        23.    True Temper de Venezuela S.A.
        24.    Sunbeam Services, Inc.
        25.    Sunbeam Holdings S.A. de C.V.
        26.    PH III, Inc.
        27.    OP II, Inc.
        28.    Sunbeam Health & Safety Company
        29.    SI II, Inc.
        30.    Sunbeam Asset Diversification, Inc.
        31.    Thalia Products, Inc.
        32.    Chemetron Investments, Inc.
        33.    El Rayo de Sol de Chihuahua S.A. de C.V.
        34.    Sunbeam Mexicana S.A. de C.V.
        35.    Sunbeam-Oster International FSC, Inc.
        36.    First Alert, Inc.
        37.    Sunbeam Health Company
        38.    Sunbeam International (Asia), Ltd.
        39.    Sunbeam del Peru, S.A.
        40.    L.A. Services, Inc.
        41.    Prodox S.A. de C.V.
        42.    El Sol Partes S.A. de C.V.
        43.    Sunbeam-Oster de Acuna S.A. de C.V.
        44.    Sunbeam-Oster de Matamoros S.A. de C.V.
        45.    BRK Brands, Inc.
        46.    Family Gard, Inc.
        47.    Oster de Venezuela S.A.
        48.    Repuestos Electricos, S.A.
        49.    Tube Turns de Espana S.A.
        50.    Electrica BRK de Mexico
        51.    BRK Brands PTY Ltd.
        52.    Sunbeam Europe Ltd.
        53.    Sunbeam Consumer Products (Far East) Ltd.
        54.    BRK Electronics UK Ltd.
        55.    BRK Electronics (Europe) S.A.
        56.    Oster International GmbH
        57.    Sunbeam Japan KK
        58.    Laser Acquisition Corporation
        59.    Coleman Worldwide Corporation
        60.    The Coleman Company, Inc.
        61.    Sierra Corp. of Fort Smith, Inc.
        62.    Australian Coleman, Inc.
        63.    Coleman Argentina, Inc.
        64.    Coleman Country, Ltd.
        65.    Beacon Exports, Inc.
        66.    Coleman International Holdings, LLC
        67.    Coleman International S.a.r.l.
        68.    Kansas Acquisition Corporation
        69.    Nippon Coleman, Inc.
        70.    Coleman Venture Capital, Inc.
        71.    Coleman Puerto Rico, Inc.
        72.    CC Outlet, Inc.
        73.    River View Corporation of Barling, Inc.
        74.    CMO, Inc.
        75.    Survival Gear, Inc.
        76.    Coleman Powermate, Inc.
        77.    JGK, Inc.
        78.    Coleman Asset Diversification, Inc.
        79.    General Archery Industries, Inc.
        80.    TSANA International, S.A.
        81.    Woodcraft Equipment Company
        82.    Pearson Holdings, Inc.
        83.    Australian Coleman, Inc. (Australia Branch)
        84.    Australian Coleman, Inc. (Phillippines Branch)
        85.    Coleman Argentina (Argentina Branch)
        86.    Coleman Country, Ltd. (Dubai, U.A.E. Branch)
        87.    Coleman Mexico S.A. de C.V.
        88.    Coleman do Brazil, Ltda.
        89.    Coleman SVB SRL
        90.    Coleman Europe S.A./N.V.
        91.    Coleman Benelux B.V.
        92.    Coleman Asia, Limited
        93.    Coleman Lifestyles KK
        94.    Productos Coleman, S.A.
        95.    Coleman Deutschland GMBH
        96.    Coleman U.K. Holdings, Ltd.
        97.    Coleman Japan Company, Ltd.
        98.    Coleman U.K. Taymar, Ltd.
        99.    Taymar Gas, Ltd.
        100.   Epigas International, Limited
        101.   Sunbeam Latin America, LLC
        102.   Application des Gaz, S.A.
        103.   Camping Gaz Do Brazil
        104.   Camping Gaz Hellas
        105.   Camping Gaz Senegal
        106.   Camping Gaz Suisse A.G.
        107.   Camping Gaz GmbH
        108.   Camping Gaz Hungary KFT
        109.   Camping Gaz Italia S.L.
        110.   Camping Gaz Great Britain Ltd.
        111.   Camping Gaz CS Spol S.R.O.
        112.   Camping Gaz International GmbH (Deutschland)
        113.   Camping Gaz Poland
        114.   Camping Gaz Portugal International, Ltd.
        115.   Campiran
        116.   DDG I, Inc.
        117.   Packs & Travel Corporation
        118.   Packs & Travel Manufacturing Corporation
        119.   Coleman Brands PTY Limited
        120.   BRK Brands Europe, Ltd.
        121.   Coleman UK PLC
        122.   Coleman S.a.r.l.

        With respect to each of the entities listed below, Sunbeam, directly or indirectly, owns the percentage of such entity's voting stock set forth in parentheses following the entity's name:

        1.     Mr. Coffee Concepts, Inc. (47%).
        2.     Kaimona, Inc. (51%).
        3.     THL-FA Corp. (75%).
        4.     Bafiges S.A. (99.99%).
        5.     Sunbeam Europe S.A. (99.97%).




                           MANAGEMENT AND CONTROL

4.      DIRECTORS AND EXECUTIVE OFFICERS

        The following table lists the name of each director and executive officer of Sunbeam and the office or offices held by each such person. The address of each person listed below is c/o Sunbeam Corporation, 2381 Executive Center Drive, Boca Raton, Florida 33431.




                NAME                                       OFFICE
                ----                                       ------
Jerry W. Levin...................... Chairman of the Board, Chief Executive Officer
                                     and President of Sunbeam

Philip E. Beekman................... Director

Charles M. Elson.................... Director

Howard Gittis....................... Director

John H. Klein....................... Director

David J. Pecker..................... Director

James D. Robinson, III.............. Director

Paul E. Shapiro..................... Executive Vice President and Chief Administrative Officer

Bobby G. Jenkins.................... Executive Vice President and Chief Financial Officer

Ronald H. Dunbar.................... Senior Vice President - Human Resources

Steven R. Isko...................... Senior Vice President and General Counsel

Barbara L. Allen.................... Corporate Secretary

Marc R. Shiffman.................... Senior Vice President -
                                       Corporate Development and Strategy

John Frederick...................... Vice President - Finance and Corporate Controller

Ronald R. Richter................... Vice President and Treasurer

Robert P. Totte..................... Vice President - Taxes


5.      PRINCIPAL OWNERS OF VOTING SECURITIES

        The following table sets forth certain information with respect to the ownership of Sunbeam's voting securities by persons known by Sunbeam to own 5% or more of any class of such voting securities as of July 11, 2000:


                                      TITLE              AMOUNT            % OF VOTING
        NAME / ADDRESS            OF CLASS OWNED          OWNED         SECURITIES OWNED
        --------------            --------------         -------        ----------------
Ronald O. Perelman                 Common Stock        37,099,749           28.4% (1)
35 E. 62nd Street
New York, New York  10021

Franklin Mutual Advisors, Inc.     Common Stock        17,541,398           16.3% (2)
51 John F. Kennedy Parkway
Short Hills, New Jersey  07078



(1) Represents 14,099,749 shares of Sunbeam Common Stock held by Coleman (Parent) Holdings Inc., a subsidiary of MacAndrews & Forbes Holdings Inc. ("MacAndrews & Forbes"), and 23,000,000 shares of Sunbeam Common Stock which may be acquired by MacAndrews & Forbes at a cash exercise price of $7 per share pursuant to a warrant issued to it by Sunbeam. Ronald O. Perelman is the indirect beneficial owner of all of the outstanding capital stock of Coleman (Parent) Holdings. Accordingly, Mr. Perelman may be deemed to be the beneficial owner of all of the shares of Sunbeam Common Stock owned by Coleman (Parent) Holdings.

(2) Information reflected in this table and the notes thereto with respect to Franklin Mutual Advisors is derived from Schedule 13D, dated November 1, 1996, filed by Franklin Mutual Advisors or its predecessors with the SEC, as thereafter amended, most recently on March 1, 1999. The shares listed above are beneficially owned by one or more open-end investment companies or other managed accounts which, pursuant to advisory contracts, are advised by Franklin Mutual Advisors. Franklin Mutual Advisors disclaims beneficial ownership of these shares.


                                UNDERWRITERS

6.      UNDERWRITERS

        (a) The name and complete mailing address of each person who, within three years prior to the date of filing this application, acted as an underwriter of any securities of the Applicant which are outstanding on the date of filing this application and the title of each class of the securities underwritten are as follows:


               NAME / ADDRESS                     TITLE OF CLASS UNDERWRITTEN
               --------------                     ---------------------------
     Morgan Stanley & Co. Incorporated          Zero Coupon Convertible Senior
               1585 Broadway                   Subordinated Debentures due 2018
          New York, New York 10036

        (b)    Not applicable.




                             CAPITAL SECURITIES

7.      CAPITALIZATION

        (a) The debt securities and capital stock of Sunbeam on a consolidated basis as of July 11, 2000 were as follows:


          TITLE OF CLASS                AMOUNT AUTHORIZED           AMOUNT OUTSTANDING
          --------------                -----------------           ------------------
Common Stock (1)(2)................       500,000,000                     107,558,065
Preferred Stock....................         2,000,000                               0  (2)
Zero Coupon Convertible Senior
Subordinated Debentures due 2018... $    2,014,000,000(3)          $    2,014,000,000  (3)

(1) On August 24, 1998, Sunbeam issued to MacAndrews & Forbes a warrant which entitles the holder thereof to purchase up to 23 million shares of Sunbeam Common Stock at a cash exercise price of $7 per share, subject to anti-dilution adjustments. This warrant expires on August 24, 2003. On January 6, 2000, Sunbeam issued to the former public stockholders of The Coleman Company, Inc., now a wholly owned subsidiary of Sunbeam, 4.98 million additional warrants, each of which entitles the holder thereof to purchase one share of Sunbeam Common Stock at a cash exercise price of $7 per share. These warrants also expire on August 24, 2003.

(2) Under some circumstances, Sunbeam may be obligated to issue to the lenders under its senior credit agreement up to 4.5 million shares of Sunbeam Common Stock or, under some circumstances, up to 4.5 million shares of Sunbeam preferred stock to be designated "Series A Participating Preferred Stock," as described in the Offering Circular attached hereto as Exhibit T3E(1) under the captions "The Exchange Offer - Agreements Relating to Sunbeam Securities - Senior Credit Agreement Amendment" and "Description of Capital Stock - Preferred Stock."

(3) Reflects the aggregate principal amount at maturity of the outstanding Zero Debentures. As of the date hereof, the outstanding Zero Debentures had an accreted value of $839.9 million.

        (b) Each share of Sunbeam Common Stock entitles its holder to one vote on all matters upon which Sunbeam stockholders are entitled or permitted to vote, including the election of directors. There are no cumulative voting rights. The Sunbeam Common Stock has no preemptive rights or conversion rights nor are there any redemption or sinking fund provisions applicable to the Common Stock. There currently are no shares of Sunbeam Preferred Stock ("Preferred Stock") outstanding. Sunbeam's Amended and Restated Certificate of Incorporation provides that the Sunbeam board of directors may authorize the issuance of one or more series of preferred stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the Sunbeam board may determine without any further action by the stockholders of Sunbeam. As described above, under some circumstances, Sunbeam may be obligated to issue to the lenders under its senior credit agreement up to 4.5 million shares of Series A Participating Preferred Stock (the "Series A Preferred Stock"). If and when issued, each share of the Series A Preferred Stock will entitle its holder to one vote on all matters upon which Sunbeam stockholders are entitled or permitted to vote, including the election of directors. Unless otherwise required by applicable law, the Series A Preferred Stock will vote together as a single class with the Sunbeam Common Stock on all matters submitted to a vote of the stockholders of Sunbeam.


                            INDENTURE SECURITIES

8.      ANALYSIS OF INDENTURE PROVISIONS

        The information set forth in the section of the Offering Circular captioned "Description of Secured Notes" is incorporated herein by reference in response to this item. A copy of the Offering Circular is attached hereto as Exhibit T3E(1).

9.      OTHER OBLIGORS

        None.

        CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

        (a)    Pages numbered 1 to 11 consecutively.

        (b) The statement of eligibility and qualification on Form T-1 of The Bank of New York, as trustee under the indenture to be qualified.

        (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such trustee:

        Exhibit T3A  -  Amended and Restated Certificate of Incorporation of
                        Sunbeam. (1)

        Exhibit T3B  -  Bylaws of Sunbeam, as amended. (2)

        Exhibit T3C  -  A copy of the indenture to be qualified. (3)

        Exhibit T3D -   Not applicable.

        Exhibit T3E  -  (1)  Offering Circular, dated as of July 11, 2000. (3)

                        (2) Letter of Transmittal accompanying the Offering Circular. (3)

                        (3)  Letter to Clients. (3)

                        (4)  Letter to Broker-Dealers. (3)

                        (5)  Notice of Guaranteed Delivery. (3)

                        (6) Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9. (3)

        Exhibit T3F - Cross-reference sheet (included as part of Exhibit
T3C).

        (1) Incorporated by reference to Sunbeam's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.

        (2) Incorporated by reference to Sunbeam's Annual Report on Form 10-K/A for the fiscal year ended December 28, 1996 (filed November 12, 1998).

        (3) Incorporated by reference to Sunbeam's Tender Offer Statement on Schedule TO (filed July 11, 2000).




                                 SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Sunbeam Corporation, a corporation organized and existing under the laws of State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Boca Raton, and State of Florida on the 11th day of July, 2000.


                                    SUNBEAM CORPORATION


                                    By: /s/ Bobby G. Jenkins
                                       ________________________________
                                        Bobby G. Jenkins
                                        Executive Vice President and
                                          Chief Financial Officer

Attest:


/s/ Steven R. Isko
_____________________________
Steven R. Isko
Senior Vice President
  and General Counsel